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                                                                    Exhibit 99.3


  SUNTECH ANNOUNCES THE RESIGNATION OF JASON MAYNARD AS AN INDEPENDENT DIRECTOR


     Jason Maynard, an independent director of the Company, resigned from the board of directors of Suntech effective October 31, 2006 to focus on other professional commitments. "Mr. Maynard has made a great contribution to Suntech's success. I and the rest of the Board of Directors would like to take this opportunity to express our sincere gratitude to Mr. Maynard for his contribution to Suntech during his tenure as a director of the Company. While we will miss him, we are delighted that he will continue to serve us in his capacity as an advisor." said Dr. Zhengrong Shi, Chairman of the Board of Directors of Suntech.

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